# Kuleana Spirits, Inc.



# ANNUAL REPORT

61-3270 Maluokalani St. #B6

Kamuela, HI 96743

(888) 429-6786

https://kuleanarum.com/

This Annual Report is dated April 26, 2024.

## BUSINESS

Kuleana Spirits, Inc. (dba "Kuleana Rum Works" or the "Company") was founded on the island of Hawai'i in 2013 to make and share exquisite rum, celebrating the richness of Hawaii's culture. We are here to elevate rum by celebrating it as a world-class spirit. We do this by making rum from the best ingredients on Earth and without added sweeteners, flavors or coloring.

The Company was originally formed as Company Rum LLC, a Hawaii limited liability company, on January 18, 2013. On August 1, 2017, the Company converted to Kuleana Spirits, Inc., a Delaware corporation. On May 18, 2023, the Company registered in Hawaii under the trade name "Kuleana Rum Works."

The Company has trademarks for each of its rums and the name of the Company. The Company has no issued or pending patents.

### Previous Offerings

Name: Series B Preferred Stock

Type of security sold: Equity

Final amount sold: $5,699,627.00

Number of Securities Sold: 11,435,736

Use of proceeds: General working capital.

Date: November 15, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $2,268,175.00

Use of proceeds: General working capital.

Date: December 08, 2023

Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation is most often determined by a combination of the volume of products sold, gross margins, and year-over-year growth. Over the past six years of business since incorporation, our focus has been delivering award-winning product quality and expanding our presence in the Hawai'i and key mainland markets through on-premise and off-premise sales. Simultaneously we've been developing the Kuleana Rum Shack as a visitor center to bring attention to the brand in the early days, and become the primary visitor center as we grow. To support continued growth in Hawai'i and build upon our sales momentum on the mainland, we have invested heavily in expanding production capacity and a sales team to support our considerable growth goals rather than immediate profits.

Year ended December 31, 2023, compared to the year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $3,314,789, compared to $3,581,394 in fiscal year 2022. We achieved growth in our core rum business, with a 23% increase in depletions YOY. During the same period, our Kuleana Rum Shack business experienced an 11% decline in revenues due to weaker visitor traffic rebounds from COVID and spend per customer.

Cost of sales

The cost of sales in fiscal year 2023 was $2,555,652, virtually identical to $2,550,194 in fiscal year 2022.

Gross margins

Gross profit for fiscal year 2023 was $759,137, a decrease of $272,352 from $1,031,200 in fiscal year 2022. This decline in Gross profit was the result of weaker than anticipated results at our visitor center. Throughout the year, we continued to invest in the personnel and equipment necessary to drive our margins much higher going forward.

Expenses

The Company's expenses consist of, among other things, sales and marketing expenses, rent, compensation and benefits for general and administrative staff, fees for professional services, as well as research and development expenses. Expenses for fiscal year 2023 were $3,418,295 compared to $2,933,499 in fiscal year 2022. This increase in expenses was due primarily to our focus on building our sales team, as well as increased rent expenses.

Historical results and cash flows:

The Company is currently in the operating expansion and growth stage and is revenue-generating. We believe the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to continue growing our rum sales and production. Past cash was primarily generated through equity offerings; revenues from product sales and government grants, and we expect growth in rum sales as we prioritize the continued growth of existing markets while adding new ones. Inability to raise sufficient capital will hamper our ability to meet our growth goals.

### Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $244,737.00. [*The Company intends to raise additional funds through an equity financing.*]

### Debt

Creditor: US Small Business Administration

Amount Owed: $508,632.05

Interest Rate: 3.75%

Maturity Date: July 12, 2050

Certain assets of the Company have been pledged as collateral for this note.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Jefferson

Steve Jefferson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO, and Director

Dates of Service: January, 2013 - Present

Responsibilities: Steve is the Co-Founder, CEO, and Director of Kuleana Spirits.


Name: Charles Sander

Charles Sander's current primary role is with Managed Methods, Inc. Charles Sander currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Director

Dates of Service: January, 2015 - Present

Responsibilities: Charles is a Co-Founder and Director of Kuleana Spirits.


Other business experience in the past three years:

Employer: Managed Methods, Inc

Title: Chairman & CEO

Dates of Service: February, 2014 - Present

Responsibilities: Co-Founder and leader of the company.

Name: David Perkins

David Perkins's current primary role is with Tire Kickers LLC. David Perkins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October, 2017 - Present

Responsibilities: Member of the Board of Directors.


Other business experience in the past three years:

Employer: O'Shaughnessy Distilling Co.

Title: Liquid Collaborator, Advisor, Board Member

Dates of Service: November, 2020 - Present

Responsibilities: Advise CEO, COO, and company Board on commercial and operations strategy.

Other business experience in the past three years:

Employer: Tire Kickers LLC

Title: CEO

Dates of Service: April, 2017 - Present

Responsibilities: Manage investment portfolio.

Name: David Lewis

David Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Principal Accounting Officer, and Secretary

Dates of Service: October, 2016 - Present

Responsibilities: CFO & General Manager. Involved in all facets of Company decision making – focusing on making sure the Company grows within its means – accounting, budgeting, forecasting.

Name: Matt Mitchell-Hardt

Matt Mitchell-Hardt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Sales Officer

Dates of Service: February, 2024 - Present

Responsibilities: Matt leads Kuleana Rum Works sales strategy and brand development by driving execution across the organization with Kuleana distributor partners as well as Key Accounts. Matt's focus is on refining key performance indicators and collaboration across departments to optimize the Company's growth strategy.

Other business experience in the past three years:

Employer: Tanteo Spirits LLC

Title: Vice President of Sales

Dates of Service: January, 2020 - January, 2024

Responsibilities: VP of Sales.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Charles Sander (incl. entities owned or controlled by him)

Amount and nature of Beneficial ownership: 2,234,583

Percent of class: 18.32

Title of class: Series A Preferred Stock

Stockholder Name: Charles Sander (incl. entities owned or controlled by him)

Amount and nature of Beneficial ownership: 2,299,946

Percent of class: 18.32

Title of class: Series B Preferred Stock

Stockholder Name: Charles Sander (incl. entities owned or controlled by him)

Amount and nature of Beneficial ownership: 1,739,252

Percent of class: 18.32

Title of class: Common Stock

Stockholder Name: Steve Jefferson (incl. shares owned by Jacqueline Jefferson)

Amount and nature of Beneficial ownership: 4,939,663

Percent of class: 11.57

## RELATED PARTY TRANSACTIONS

Name of Entity: Charles Sander

Relationship to Company: Director

Nature / amount of interest in the transaction: Purchase of SAFE on April 25, 2023.

Material Terms: SAFE having Purchase Amount of $200,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

Name of Entity: Charles Sander

Relationship to Company: Director

Nature / amount of interest in the transaction: Purchase of SAFE on September 12, 2023

Material Terms: SAFE having Purchase Amount of $200,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

Name of Entity: Stratos Equity, LLC

Names of 20% owners: Charles Sander

Relationship to Company: Entity owned by director Charles Sander

Nature / amount of interest in the transaction: Purchase of SAFE on November 20, 2023.

Material Terms: SAFE having Purchase Amount of $350,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

Name of Entity: Tim Jefferson

Relationship to Company: Brother of Chief Executive Officer Steve Jefferson.

Nature / amount of interest in the transaction: Purchase of SAFE on May 3, 2023.

Material Terms: SAFE having Purchase Amount of $100,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

Name of Entity: Charles Sander

Relationship to Company: Director

Nature / amount of interest in the transaction: Purchase of SAFE on February 1, 2024

Material Terms: SAFE having Purchase Amount of $150,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

Name of Entity: Stratos Equity, LLC

Names of 20% owners: Charles Sander

Relationship to Company: Entity owned by director Charles Sander

Nature / amount of interest in the transaction: Purchase of SAFE on February 1, 2024

Material Terms: SAFE having Purchase Amount of $150,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

## OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, and 2023 SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Series C Preferred Stock.

## Common Stock

The amount of security authorized is 58,530,785 with a total of 16,773,884 outstanding.

### Voting Rights

One vote per share.

### Material Rights

The total amount outstanding includes 4,258,256 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 3,202,800 shares to be issued pursuant to stock options, reserved but unissued.

## Series A Preferred Stock

The amount of security authorized is 14,478,323 with a total of 14,478,323 outstanding.

### Voting Rights

One vote per share.

### Material Rights

The holders of Series A Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0204 per share of Series A Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series A Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.4076, payable pari passu with any proceeds payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series A Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

## Series B Preferred Stock

The amount of security authorized is 11,435,736 with a total of 11,435,736 outstanding.

### Voting Rights

One vote per share.

### Material Rights

The holders of Series B Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0257 per share of Series B Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series B Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.5137, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series B Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

## Series C Preferred Stock

The amount of security authorized is 11,016,949 with a total of 0 outstanding.

### Voting Rights

There are no voting rights associated with Series C Preferred Stock.

### Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g)(i-ii) in the Subscription Agreement.

The holders of Series C Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series C Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C-1 Preferred Stock

The amount of security authorized is 4,825,893 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

PLEASE BE AWARE, although no shares of Series C-1 Preferred Stock are outstanding as of the commencement of this offering, 4,825,893 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this offering. Such shares shall be issued to existing investors holding SAFE (simple agreement for future equity) agreements in an aggregate purchase amount of $2,268,175. Such shares of Series C-1 Preferred Stock shall be issued at a conversion price equal to 80% of the Series C offering price.

The holders of Series C-1 Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C-1 Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C-1 Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

The holders of Series C-1 Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

2023 SAFE Notes

The security will convert into Series c-1 preferred stock and the terms of the 2023 SAFE Notes are outlined below:

Amount outstanding: $2,268,175.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Next Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Material Rights

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Therefore, 4,825,893 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this offering.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Series C Preferred Stock in the amount of up to $1.24M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series C Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Kuleana Spirits, Inc. was formed on August 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Kuleana Spirits, Inc. has incurred a net loss since inception. We don't intent to pay dividends, but are concentrating on creating maximum enterprise value for shareholders. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. We defend our brands through reliance on trademark protections. If we are unable to prevent other companies from infringing our trademarks, our ability to compete in the marketplace will be impaired. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. We operate a farm to grow our sugarcane, and the loss of those crops would cause significant harm to our ability to produce rum. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Regulatory Compliance Changes in alcohol regulations or licensing requirements can impact the production and sale of spirits. Non-compliance may lead to fines or closure of the business. Supply Chain

Disruptions Dependence on specific suppliers for rum production or restaurant ingredients can expose the business to disruptions due to supply chain issues, weather events, or geopolitical factors. Health and Safety Concerns Foodborne illnesses, accidents, or health code violations in the restaurant can lead to legal consequences, reputation damage, and financial losses. Market Competition Intense competition in both the spirits and restaurant industries can impact market share and profitability. Changes in consumer preferences may also affect sales. Economic Downturn Economic recessions or downturns may lead to decreased consumer spending on luxury items such as premium spirits and dining out. Brand Reputation Negative reviews, incidents of food poisoning, or product recalls can harm the brand reputation, leading to decreased customer trust and loyalty. Fluctuating Commodity Prices Volatility in the prices of key commodities like sugar, molasses, or other ingredients used in rum production can impact production costs and profit margins. Global Events and Pandemics Events such as pandemics, natural disasters, or political instability can disrupt supply chains, impact tourism (affecting restaurant traffic), and create economic uncertainties. Taste Trends and Consumer Preferences Rapid changes in consumer preferences or emerging health trends may impact the demand for certain spirits or restaurant offerings, requiring adaptability and innovation. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

**Kuleana Spirits, Inc.**

By   /s/ *Steve Jefferson*

     Name: <u>Kuleana Spirits, Inc.</u>

     Title:   CEO, Director

---

Exhibit A

**FINANCIAL STATEMENTS**

---

**Kuleana Spirits, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kuleana Spirits, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 22, 2024

Vincenzo Mongio

## Statement of Financial Position

| | As of December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| ASSETS | | | |
| Current Assets | | | |
| Cash and Cash Equivalents | 244,737 | 670,323 | 1,424,628 |
| Accounts Receivable | 161,777 | 130,244 | 166,280 |
| Grants Receivable | - | 104,368 | 709,644 |
| Prepaid Expenses | 9,122 | 5,934 | 13,713 |
| Inventory | 2,301,295 | 1,744,501 | 1,441,186 |
| Total Current Assets | 2,716,933 | 2,655,370 | 3,755,451 |
| Non-current Assets | | | |
| Fixed Assets, net of Accumulated Depreciation | 3,604,889 | 3,797,311 | 3,336,258 |
| ROU Assets: Visitor Center & Distillery/Office | 2,680,758 | 2,908,887 | 3,194,959 |
| Security Deposits | 57,777 | 108,088 | 70,364 |
| Total Non-Current Assets | 6,343,425 | 6,814,286 | 6,601,581 |
| TOTAL ASSETS | 9,060,359 | 9,469,656 | 10,357,032 |
| | | | |
| LIABILITIES AND EQUITY | | | |
| Liabilities | | | |
| Current Liabilities | | | |
| Accounts Payable | 291,075 | 143,765 | 74,793 |
| Accrued Expenses | 151,271 | 178,711 | 188,860 |
| Short Term Lease Liability | 266,360 | 190,399 | 177,463 |
| Current Portion of Long Term Debt | - | - | 3,319 |
| Total Current Liabilities | 708,706 | 512,875 | 444,435 |
| Long-term Liabilities | | | |
| Long-Term Lease Liability | 2,642,528 | 2,908,887 | 3,099,287 |
| Lease Liability - Leasehold Improvements | 291,075 | 349,290 | 407,505 |
| Future Equity Obligations | 1,968,175 | - | - |
| Notes Payable | 500,000 | 499,900 | 149,900 |
| Total Long-Term Liabilities | 5,401,778 | 3,758,077 | 3,656,692 |
| TOTAL LIABILITIES | 6,110,483 | 4,270,952 | 4,101,127 |
| EQUITY | | | |
| Common Stock | 931 | 931 | 931 |
| Preferred Stock | 2,591 | 2,591 | 2,381 |
| Additional Paid in Capital | 11,251,944 | 11,245,569 | 10,166,243 |
| Accumulated Deficit | (8,305,590) | (6,050,387) | (3,913,650) |
| Total Equity | 2,949,876 | 5,198,704 | 6,255,905 |
| TOTAL LIABILITIES AND EQUITY | 9,060,359 | 9,469,656 | 10,357,032 |

## Statement of Operations

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Revenue | 3,314,789 | 3,581,394 | 2,903,037 |
| Cost of Revenue | 2,555,652 | 2,550,194 | 2,133,935 |
| Gross Profit | 759,137 | 1,031,200 | 769,102 |
| Operating Expenses | | | |
| Advertising and Marketing | 176,598 | 257,086 | 140,740 |
| General and Administrative | 1,824,683 | 1,855,940 | 1,554,390 |
| Rent and Lease | 702,524 | 516,636 | 461,721 |
| Depreciation | 319,317 | 303,837 | 405,170 |
| Total Operating Expenses | 3,023,122 | 2,933,499 | 2,562,021 |
| Operating Income (loss) | (2,263,985) | (1,902,299) | (1,792,919) |
| Other Income | | | |
| Other | 53,266 | 44,272 | 1,655,242 |
| Total Other Income | 53,266 | 44,272 | 1,655,242 |
| Other Expense | | | |
| Other | 44,484 | 278,710 | 162,052 |
| Total Other Expense | 44,484 | 278,710 | 162,052 |
| Earnings Before Income Taxes | (2,255,203) | (2,136,737) | (299,729) |
| Provision for Income Tax Expense/(Benefit) | - | - | - |
| Net Income (loss) | (2,255,203) | (2,136,737) | (299,729) |

## Statement of Changes in Shareholder Equity

| | Common Stock | | Series A and Series B Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
| | # of Shares Amount | $ Amount | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 1/1/2021 | 9,312,828 | 931 | 21,572,932 | 2,157 | 9,015,966 | (3,613,921) | 5,405,133 |
| Issuance of Preferred Stock | - | - | 2,239,636 | 224 | 1,150,277 | - | 1,150,501 |
| Net Income (Loss) | - | - | - | - | - | (299,729) | (299,729) |
| Ending Balance 12/31/2021 | 9,312,828 | 931 | 23,812,568 | 2,381 | 10,166,243 | (3,913,650) | 6,255,905 |
| Issuance of Preferred Stock | - | - | 2,101,491 | 210 | 1,079,326 | - | 1,079,536 |
| Net Income (Loss) | - | - | - | - | - | (2,136,737) | (2,136,737) |
| Ending Balance 12/31/2022 | 9,312,828 | 931 | 25,914,059 | 2,591 | 11,245,569 | (6,050,387) | 5,198,704 |
| Paid-in Capital | - | - | - | - | 6,375 | - | 6,375 |
| Net Income (Loss) | - | - | - | - | - | (2,255,203) | (2,255,203) |
| Ending Balance 12/31/2023 | 9,312,828 | 931 | 25,914,059 | 2,591 | 11,251,944 | (8,305,590) | 2,949,876 |

**Statement of Cash Flows**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| OPERATING ACTIVITIES | | | |
| Net Income (Loss) | (2,255,203) | (2,136,737) | (299,729) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | |
| Depreciation | 319,317 | 303,837 | 405,170 |
| Accounts Payable and Accrued Expenses | 119,870 | 34,291 | 122,836 |
| Inventory | (556,794) | (303,315) | (236,127) |
| Accounts/Grants Receivable | 72,835 | 641,313 | (815,386) |
| Prepaid Expenses | (3,188) | (29,946) | 268,274 |
| PPP Loan Forgiveness | - | - | (577,003) |
| Other | (20,387) | 74,925 | 77,724 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (68,348) | 721,105 | (754,512) |
| Net Cash provided by (used in) Operating Activities | (2,323,551) | (1,415,632) | (1,054,241) |
| INVESTING ACTIVITIES | | | |
| Equipment | (126,895) | (764,890) | (408,779) |
| Security Deposit | 50,311 | - | - |
| Net Cash provided by (used by) Investing Activities | (76,584) | (764,890) | (408,779) |
| FINANCING ACTIVITIES | | | |
| Proceeds from Notes Payable, net of Repayment | - | 346,681 | 573,015 |
| Issuance of Future Equity Obligations (SAFES) | 1,968,175 | - | - |
| Proceeds from Preferred Stock | - | 210 | 224 |
| Proceeds from Additional Paid-in Capital | 6,375 | 1,079,326 | 1,150,277 |
| Net Cash provided by (used in) Financing Activities | 1,974,550 | 1,426,217 | 1,723,516 |
| Cash at the beginning of period | 670,323 | 1,424,628 | 1,164,132 |
| Net Cash increase (decrease) for period | (425,586) | (754,305) | 260,496 |
| Cash at end of period | 244,736 | 670,323 | 1,424,628 |

**Kuleana Spirits, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2023**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kuleana Spirits, Inc. (dba "Kuleana Rum Works" or the "Company") is a C-Corp. organized under the laws of the state of Delaware on August 1st, 2017. The Company's operations consist of a farm in Kohala, HI where it cultivates and harvests Hawaiian ko, or sugarcane, as well as a distillery in Kawaihae, HI where it distills, blends, packages and distributes a variety of award-winning rums. The Company's rums are distributed throughout the state of Hawaii as well as in 11 states on the mainland. The Company also owns and operates a hospitality business (bar, restaurant and tasting room) that showcases its rums to the public.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue from sales of food, beverages, rum bottles and retail merchandise is recognized at the point of sale, which is when the customer pays for the order. For transactions involving gift cards, revenue is recognized when the gift card is redeemed for goods or services. Revenue from distillery tours, events, or tastings is recognized at the time of the event or when the service is provided, depending on the terms of the agreement with the customer. The Company's performance obligation for distillery tours, events, and tastings is to satisfy the terms agreed upon with customers. Revenue from the sale of distilled spirits is recognized when control of the goods is transferred to the customer. This typically occurs upon shipment or delivery, depending on the agreed-upon terms with the customer. The Company had a gift card liability of $12,720 and $10,251 as of December 31st, 2023 and 2022, respectively.

Concentration of Revenue

As of December 31, 2023, 2022, and 2021, respectively, one customer accounted for approximately 18.8%, 14.0%, and 13.6% of the Company's total revenue.

Other Income

The Company incurred other income of $53,266, $44,272, and $1,655,242 in 2023, 2022, and 2021, respectively. The amounts primarily consist of grant income and PPP loan forgiveness.

Other Expenses

The Company incurred other expenses of $44,844, $278,710 and $162,052 in 2023, 2022, and 2021, respectively. The amounts primarily consist of interest expense in 2023, inventory impairment of $275,640 in 2022 and termination fees of $105,786 and loss on a disposal of an asset of $56,266 in 2021.

Grant Receivable

The Company had grant receivables of $104,468 and $709,644 as of December 31st, 2022 and 2021, respectively. The amounts primarily consist of government grants such as the Employee Retention Credit as well as the restaurant revitalization fund related to the COVID-19 pandemic. The total was collected in 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | Cost |
|---|---|---|
| Furniture & Fixtures | 10-15 | 328,481 |
| Land | Infinite | 752,244 |
| Buildings & Building Equipment, Infrastructure, & Right of Use: Leasehold Improvements | 10 | 3,813,908 |
| Computers & Electronics | 5 | 13,642 |
| **Grand Total Cost** | - | **4,908,276** |
| Less Accumulated Depreciation | - | (1,303,387) |
| Less Disposals | - | - |
| **Book Value as of 12/31/23** | - | **3,604,889** |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $2,301,295 as of December 31st, 2023, consisting of $674,050 in finished goods, $372,854 in packaging, $969,197 in WIP, and $285,195 in purchased distilled spirits. The Company values its inventory using the LIFO (Last-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

| | Nonvested Shares | Weighted Average Fair Value per Share |
|---|---|---|
| Nonvested shares, January 1, 2021 | 27,708 | $0.12 |
| Granted | - | $ - |
| Vested | (27,708) | $0.12 |
| Forfeited | - | $ - |
| Nonvested shares, December 31, 2021 | - | $ - |
| Granted | - | $ - |
| Vested | - | $ - |
| Forfeited | - | $ - |
| Nonvested shares, December 31, 2022 | - | $ - |
| Granted | - | $ - |
| Vested | - | $ - |
| Forfeited | - | $ - |
| Nonvested shares, December 31, 2023 | - | $ - |

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

| | Total Options | Weighted Average Exercise Price |
|---|---|---|
| Total options outstanding, January 1, 2021 | 2,330,082 | $ 0.092 |
| Granted | 816,575 | $ 0.120 |
| Exercised | - | $ - |
| Expired/cancelled | - | $ - |
| Total options outstanding, December 31, 2021 | 3,146,657 | $ 0.099 |
| Granted | 2,753,600 | $ 0.160 |
| Exercised | - | $ - |
| Expired/cancelled | (388,000) | $ 0.119 |
| Total options outstanding, December 31, 2022 | 5,512,257 | $ 0.128 |
| Granted | - | $ - |
| Exercised | - | $ - |
| Expired/cancelled | (1,015,834) | $ 0.160 |
| Total options outstanding, December 31, 2023 | 4,496,423 | $ 0.121 |
| | | |
| Options exercisable, December 31, 2023 | 3,601,330 | $ 0.150 |

The following is an analysis of nonvested options to purchase shares of the Company's stock:

| | Nonvested Options | Aggregate Intrinsic Value |
|---|---|---|
| Nonvested options, January 1, 2021 | 539,648 | $ - |
| Granted | 816,575 | $ - |
| Vested | (476,682) | $ - |
| Forfeited | - | $ - |
| Nonvested options, December 31, 2021 | 879,541 | $ - |
| Granted | 2,753,600 | $ - |
| Vested | (586,833) | $ - |
| Forfeited | (388,000) | $ - |
| Nonvested options, December 31, 2022 | 2,658,308 | $ - |
| Granted | - | $ - |
| Vested | (747,381) | $ - |
| Forfeited | (1,015,834) | $ - |
| Nonvested options, December 31, 2023 | 895,093 | $ - |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, and Hawaii. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see the "Note 5 – Liabilities and Debt" and "Note 7 – Subsequent Events" disclosures for details of SAFE agreements entered into with related parties in 2023 and 2024.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company leases its distillery and office space under a 56-month operating lease requiring monthly payments of $8,438. The current lease expires on December 31$^{st}$, 2024, and is cancelable upon three months prior written notice. The current lease also gives the Company the option to extend the term for an additional 4 years beyond December 31$^{st}$, 2024.

The Company leases space for its Kuleana Rum Shack visitor center and tasting room under a 10-year operating lease starting in 2019 requiring monthly payments of the following: $14,981 in year one, $15,408 in year two, $15,873 in year three, $16,339 in year four, $16,844 in year five, $22,471 in year 6, $23,170 in year 7, $23,868 in year 8, $24,567 in year 9, $25,304 in year 10. The lease required a security deposit of $46,668. The current lease expires on December 31$^{st}$, 2028, and is cancelable upon three months prior written notice. The current lease also gives the Company the option to extend the term for an additional 5 years beyond December 31$^{st}$, 2028.

| Lease expense | Year Ending 2023-12 |
|---|---|
| Finance lease expense | |
| Amortization of ROU assets | - |
| Interest on lease liabilities | - |
| Operating lease expense | 1,120,533 |
| Short-term lease expense * | |
| Variable lease expense | - |
| Sublease income * | |
| **Total** | 1,120,533 |

**Other Information**
(Gains) losses on sale-leaseback transactions, net *
Cash paid for amounts included in the measurement of lease liabilities

| | |
|---|---:|
| Operating cash flows from finance leases (i.e. Interest) | - |
| Financing cash flows from finance leases (i.e. principal portion) | - |
| Operating cash flows from operating leases | 892,404 |
| ROU assets obtained in exchange for new finance lease liabilities | - |
| ROU assets obtained in exchange for new operating lease liabilities | 3,442,212 |
| Weighted-average remaining lease term in years for finance leases | - |
| Weighted-average remaining lease term in years for operating leases | 9.21 |
| Weighted-average discount rate for finance leases | 0.00% |
| Weighted-average discount rate for operating leases | 3.75% |

| Maturity Analysis | Finance | Operating |
|---|---:|---:|
| 2024-12 | - | 370,896 |
| 2025-12 | - | 379,284 |
| 2026-12 | - | 387,660 |
| 2027-12 | - | 396,048 |
| 2028-12 | - | 404,892 |
| Thereafter | - | 1,518,240 |
| Total undiscounted cash flows | - | 3,457,020 |
| Less: present value discount | - | (548,133) |
| Total lease liabilities | - | 2,908,887 |

Lease Liability - Leasehold Improvements

The Company is entitled to a tenant improvement allowance of up to $582,150 for the construction and installation of leasehold improvements. The expenses related to this allowance were paid directly by the landlord and the Company did not receive the funds related to these improvements.

The Company recorded the total amount paid by the landlord on behalf of the Company as a debit to leasehold improvements and a credit to Lease Liability – Tenant Improvements. The tenant improvements will be amortized over the life of the lease, along with any other tenant improvement assets. The lease liability will be amortized as a reduction to rent expense over the life of the lease. The monthly amortization amount is calculated by dividing the total allowance ($582,150) by the life of the lease (120 months).

In addition to the tenant improvement allowance provided by the landlord, the Company also incurred tenant improvement expenses of $589,365. All of the tenant improvements will be amortized starting the date they are placed in service and continuing until the end of the lease.

## NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement in 2018 totaling $18,694. This note did not accrue interest. Monthly payments of $389 were required. The balance of this loan was $3,319 as of December 31, 2021, and was fully repaid in 2022.

The Company entered into a Small Business Administration ("SBA") Economic Injury Disaster Loan ("EIDL") originated in July of 2020. This note bears interest at 3.75% and matures in July 2050. Certain assets of the Company have been pledged as collateral for this note. The balance of this loan was $500,000, $499,900, and $149,900 as of December 31, 2023, 2022, and 2021, respectively.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $1,968,175 entered into with related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is not subject to a valuation cap.

**Debt Principal Maturities 5 Years Subsequent to 2023**

| Year | Amount |
|------|--------|
| 2024 | - |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| 2028 | - |
| Thereafter | $500,000 |

Accrued Expenses

The Company had an accrued expenses balance of $178,711 and $188,860 as of December 31st, 2022 and 2021, respectively, primarily consisting of accrued compensation expenses of $161,157 and $152,398 as of December 31st, 2022, and 2021, respectively. The Company paid out the entire December 31st, 2022, accrued compensation balance in 2023.

**NOTE 6 – EQUITY**

The Company has authorized 40,700,000 common shares with a par value of $0.0001 per share. 9,312,828 shares were issued and outstanding as of December 31, 2021, 2022, & 2023.

**Voting**: The holders of common stock are entitled to one vote per share of common stock.

**Dividends**: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 25,914,059 preferred shares with a par value of $0.0001 per share. 25,914,059, consisting of 14,478,323 Series A Preferred and 11,435,736 Series B Preferred, shares were issued and outstanding as of December 31, 2022 & 2023.

**Voting**: The holders of preferred stock are entitled to one vote for every share of common stock they could own if their shares of preferred stock are converted to common stock.

**Dividends**: The holders of the Series A & B preferred stock are entitled to receive dividends, when and if declared by the Board of Directors, according to the number of shares of common stock held by such holders if such shares are converted to common stock. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

**Conversion**: Shares of preferred stock are convertible into shares of common stock at a rate of 1-to-1, subject to adjustment. Holders of preferred stock have the right to convert shares of preferred stock into shares of common stock at their discretion, and shares of preferred stock convert into shares of common stock automatically in the event of certain public offerings of the Company's common stock.

**Liquidation Preference**: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A & B preferred stock are entitled to receive prior to, and in preference to any distribution to the holders of common stock, an amount per share equal to the original issue price of such shares of preferred stock.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2024, the date these financial statements were available to be issued.

The Company's crowdfunding campaign under regulation CF has raised approximately $1M.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $300,000 entered into with a related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is not subject to a valuation cap.

On February 2, 2024, the Company hired a new Chief Sales Officer, Matt Mitchell-Hardt, who joined the Company from a well known ultra-premium tequila brand that was recently purchased by a well-known distillery.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## CERTIFICATION

I, Steve Jefferson, Principal Executive Officer of Kuleana Spirits, Inc., hereby certify that the financial statements of Kuleana Spirits, Inc. included in this Report are true and complete in all material respects.

*Steve Jefferson*

CEO, Director